Exhibit 99.1

VNET Announces Appointment of Independent Financial Advisor and Legal Counsel to the Special Committee

BEIJING, October 14, 2022 — VNET Group, Inc. (Nasdaq: VNET) (“VNET” or the “Company”), a leading carrier- and cloud-neutral Internet data center services provider in China, announced that the special committee (the “Special Committee”) of the Company’s Board of Directors (the “Board”) has retained Kroll Securities, LLC and Kroll, LLC (operating through its Duff & Phelps Opinions Practice) as its independent financial advisor, and Davis Polk & Wardwell LLP as its independent legal counsel. The Special Committee was formed to evaluate and consider the previously announced preliminary non-binding acquisition proposal letter dated September 13, 2022 from Mr. Josh Sheng Chen, founder of the Company and the executive chairman of the Board, to acquire all of the outstanding ordinary shares of the Company (the “Proposal”) as well as other potential strategic alternatives that the Company may pursue.

The Board cautions the Company’s shareholders and others considering trading the Company’s securities that no decisions have been made with respect to the Proposal or any alternative strategic option that the Company may pursue. There can be no assurance that any definitive offer will be made, that any agreement will be executed or that the Proposal or any other transaction will be approved or consummated. The Company does not undertake any obligation to provide any updates with respect to the Proposal or any other transaction, except as required under applicable law.

About VNET

VNET Group, Inc. is a leading carrier- and cloud-neutral Internet data center services provider in China. VNET provides hosting and related services, including IDC services, cloud services, and business VPN services to improve the reliability, security, and speed of its customers’ internet infrastructure. Customers may locate their servers and equipment in VNET’s data centers and connect to China’s internet backbone. VNET operates in more than 30 cities throughout China, servicing a diversified and loyal base of over 6,500 hosting and related enterprise customers that span numerous industries ranging from internet companies to government entities and blue-chip enterprises to small- to mid-sized enterprises.

Safe Harbor Statement

This announcement contains forward-looking statements. These forward-looking statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “target,” “believes,” “estimates” and similar statements. Among other things, quotations from management in this announcement as well as VNET’s strategic and operational plans contain forward-looking statements. VNET may also make written or oral forward-looking statements in its reports filed with, or furnished to, the U.S. Securities and Exchange Commission, in its annual reports to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about VNET’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: VNET’s goals and strategies; VNET’s future business development and expansion plans; the expected growth of the data center and cloud services market; expectations regarding demand for, and market acceptance of, VNET’s services; VNET’s expectations regarding maintaining and strengthening its relationships with customers; VNET’s plans to invest in research and development to enhance and complement its solution and service offerings; international trade policies, protectionist policies and other policies that could place restrictions on economic and commercial activity; and general economic and business conditions in the regions where VNET provides solutions and services. Further information regarding these and other risks is included in VNET’s reports filed with, or furnished to, the U.S. Securities and Exchange Commission. All information provided in this press release and in the attachments is as of the date of this press release, and VNET undertakes no duty to update such information, except as required under applicable law.

Investor Relations Contact:
Xinyuan Liu

Tel: +86 10 8456 2121
Email: ir@vnet.com